Exhibit 99.2

KAMADA LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Unaudited)

- - - - - - - - - - -

KAMADA LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of June 30,		As of December 31,
	2021	2020	2020
	Unaudited		Audited
	U.S Dollars in thousands
Assets
Current Assets
Cash and cash equivalents	$68,416	$57,399	$70,197
Short-term investments	36,137	47,272	39,069
Trade receivables, net	27,743	19,823	22,108
Other accounts receivables	2,450	2,980	4,524
Inventories	44,601	47,646	42,016
Total Current Assets	179,347	175,120	177,914

Non-Current Assets
Property, plant and equipment, net	25,665	24,574	25,679
Right-of-use-assets	3,453	3,796	3,440
Other long term assets	3,413	1,058	1,573
Contract assets	4,472	911	2,059
Deferred taxes	-	632	-
Total Non-Current Assets	37,003	30,971	32,751
Total Assets	$216,350	$206,091	$210,665
Liabilities
Current Liabilities
Current maturities of bank loans	$61	$431	$238
Current maturities of lease liabilities	1,149	990	1,072
Trade payables	17,948	22,760	16,110
Other accounts payables	6,989	5,497	7,547
Deferred revenues	-	589	-
Total Current Liabilities	26,147	30,267	24,967

Non-Current Liabilities
Bank loans	5	63	36
Lease liabilities	3,401	3,704	3,593
Deferred revenues	3,025	1,025	2,025
Employee benefit liabilities, net	1,429	1,267	1,406
Total Non-Current Liabilities	7,860	6,059	7,060

Shareholder’s Equity
Ordinary shares	11,716	11,662	11,706
Additional paid in capital	209,942	207,731	209,760
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	58	411	357
Capital reserve from share-based payments	4,746	6,204	4,558
Capital reserve from employee benefits	(320)	(356)	(320)
Accumulated deficit	(40,309)	(52,397)	(43,933)
Total Shareholder’s Equity	182,343	169,765	178,638
Total Liabilities and Shareholder’s Equity	$216,350	$206,091	$210,665

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Six months period ended		Three months period ended		Year ended
	June 30,		June 30,		December 31,
	2021	2020	2021	2020	2020
	Unaudited		Unaudited		Audited
	U.S Dollars In thousands

Revenues from proprietary products	$40,193	$47,942	$19,323	$22,625	$100,916
Revenues from distribution	8,946	18,437	4,916	10,464	32,330

Total revenues	49,139	66,379	24,239	33,089	133,246

Cost of revenues from proprietary products	23,527	27,881	11,059	12,934	57,750
Cost of revenues from distribution	7,609	15,932	4,108	9,040	27,944

Total cost of revenues	31,136	43,813	15,167	21,974	85,694

Gross profit	18,003	22,566	9,072	11,115	47,552

Research and development expenses	5,364	6,970	2,736	3,623	13,609
Selling and marketing expenses	2,547	2,118	1,424	1,178	4,518
General and administrative expenses	6,112	4,619	3,303	2,307	10,139
Other expenses	570	34	563	32	49
Operating income	3,410	8,825	1,046	3,975	19,237

Financial income	209	615	99	298	1,027
Income (expense) in respect of securities measured at fair value, net *	-	102	-	-	102
Income (expenses) in respect of currency exchange differences and derivatives instruments, net	121	65	(145)	(367)	(1,535)
Financial expenses	(116)	(135)	(63)	(58)	(266)
Income before tax on income	3,624	9,472	937	3,848	18,565
Taxes on income	-	796	-	390	1,425

Net Income	$3,624	$8,676	$937	$3,458	$17,140

Other Comprehensive Income (loss) :
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met
Gain (loss) from securities measured at fair value through other comprehensive income	-	(188)	-	-	(188)
Gain (loss) on cash flow hedges	(43)	441	30	200	876
Net amounts transferred to the statement of profit or loss for cash flow hedges	(256)	(7)	(2)	(41)	(528)
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan	-	-	-	-	64
Tax effect	-	15	-	(12)	19
Total comprehensive income	$3,325	$8,937	$965	$3,605	$17,383

Earnings per share attributable to equity holders of the Company:
Basic net earnings per share	$0.08	$0.20	$0.02	$0.10	$0.39
Diluted net earnings per share	$0.08	$0.20	$0.02	$0.10	$0.38

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Additional paid in capital	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from sharebased payments	Capital reserve from employee benefits	Accumulated deficit	Total equity

Balance as of January 1, 2021 (audited)	$11,706	$209,760	$(3,490)	$357	$4,558	$(320)	$(43,933)	$178,638
Net income	-	-	-	-	-	-	3,624	3,624
Other comprehensive income (loss)	-	-	-	(299)	-	-	-	(299)
Tax effect	-	-	-	-	-	-	-	-
Total comprehensive income (loss)	-	-	-	(299)	-	-	3,624	3,325
Exercise and forfeiture of share-based payment into shares	10	182	-	-	(182)	-	-	10
Cost of share-based payment	-	-	-	-	370	-	-	370
Balance as of June 30, 2021	$11,716	$209,942	$(3,490)	$58	$4,746	$(320)	$(40,309)	$182,343

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Additional paid in capital	Capital reserve from securities measured at fair value through other comprehensive income	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from sharebased payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	U.S Dollars in thousands

Balance as of January 1, 2020 (audited)	$10,425	$180,819	$145	$(3,490)	$8	$8,844	$(359)	$(61,073)	$135,319
Net income	-	-	-	-	-	-	-	8,676	8,676
Other comprehensive income (loss)	-	-	(188)	-	434	-	-	-	246
Taxes effect	-	-	43	-	(31)	-	3	-	15
Total comprehensive income (loss)	-	-	(145)	-	403	-	3	8,676	8,937
Issuance of ordinary shares	1,217	23,684	-	-	-	-	-	-	24,901
Exercise and forfeiture of share-based payment into shares	20	3,228	-	-	-	(3,228)	-	-	20
Cost of share-based payment	-	-	-	-	-	588	-	-	588
Balance as of June 30, 2020	$11,662	$207,731	$-	$(3,490)	$411	$6,204	$(356)	$(52,397)	$169,765

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Additional paid in capital	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from sharebased payments	Capital reserve from employee benefits	Accumulated deficit	Total equity

Balance as of April 1, 2021 (audited)	$11,713	$209,859	$(3,490)	$30	$4,674	$(320)	$(41,246)	$181,220
Net income	-	-	-	-	-	-	937	937
Other comprehensive income (loss)	-	-	-	28	-	-	-	28
Taxes effect	-	-	-	-	-	-	-	-
Total comprehensive income (loss)	-	-	-	28	-	-	937	965
Exercise and forfeiture of share-based payment into shares	3	83	-	-	(83)	-	-	3
Cost of share-based payment	-	-	-	-	155	-	-	155
Balance as of June 30, 2021	$11,716	$209,942	$(3,490)	$58	$4,746	$(320)	$(40,309)	$182,343

	Share capital	Additional paid in capital	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from sharebased payments	Capital reserve from employee benefits	Accumulated deficit	Total equity

Balance as of April 1, 2020	$11,647	$204,702	$(3,490)	264	$8,903	$(356)	$(55,855)	$165,815
Net income	-	-	-	-	-	-	3,458	3,458
Other comprehensive income	-	-	-	159	-	-	-	159
Taxes effect	-	-	-	(12)	-	-	-	(12)
Total comprehensive income (loss)	-	-	-	147	-	-	3,458	3,605
Exercise into shares and forfeiture of share-based payment	15	3,029	-	-	(3,029)	-		15
Cost of share-based payment	-	-	-	-	330	-	-	330
Balance as of June 30, 2020	$11,662	$207,731	$(3,490)	$411	$6,204	$(356)	$(52,397)	$169,765

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Additional paid in capital	Capital reserve from securities measured at fair value through other comprehensive income	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from sharebased payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands

Balance as of January 1, 2020 (audited)	$10,425	$180,819	$145	$(3,490)	$8	$8,844	$(359)	$(61,073)	$135,319
Net income	-	-	-	-	-	-	-	17,140	17,140
Other comprehensive income (loss)	-	-	(188)	-	348	-	64	-	224
Tax effect	-	-	43	-	1	-	(25)	-	19
Total comprehensive income (loss)	-	-	(145)	-	349	-	39	17,140	17,383
Issuance of ordinary shares	1,217	23,678	-	-	-	-	-	-	24,895
Exercise and forfeiture of share-based payment into shares	64	5,263	-	-	-	(5,263)	-	-	64
Cost of share-based payment	-	-	-	-	-	977	-	-	977
Balance as of December 31, 2020	$11,706	$209,760	$-	$(3,490)	$357	$4,558	$(320)	$(43,933)	$178,638

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months period Ended		Three months period Ended		Year Ended
	June, 30		June, 30		December 31,
	2021	2020	2021	2020	2020
	Unaudited				Audited
	U.S Dollars In thousands
Cash Flows from Operating Activities
Net income	$3,624	$8,676	$937	$3,458	$17,140

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and impairment	2,372	2,380	1,225	1,188	4,897
Financial expenses (income), net	(214)	(647)	109	127	672
Cost of share-based payment	370	588	155	330	977
Taxes on income	-	796	-	390	1,425
Loss (gain) from sale of property and equipment	-	(6)	-	(6)	(7)
Change in employee benefit liabilities, net	23	(2)	60	16	201
	2,551	3,109	1,549	2,045	8,165
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	(5,646)	3,416	(7,231)	6,432	1,332
Decrease (increase) in other accounts receivables	1,629	741	1,643	(772)	115
Increase in inventories	(2,401)	(4,473)	(3,446)	(5,859)	1,157
Decrease (increase) in deferred expenses	(2,362)	(911)	(1,209)	(490)	(3,085)
Increase (decrease) in trade payables	1,139	(2,719)	2,623	4,497	(9,560)
Increase (decrease) in other accounts payables	(799)	(314)	1,346	866	1,736
Decrease in deferred revenues	1,000	793	500	396	1,204
	(7,440)	(3,467)	(5,774)	5,070	(7,101)
Cash received (paid) during the period for:

Interest paid	(107)	(107)	(59)	(52)	(209)
Interest received	217	601	76	150	1,211
Taxes paid	(23)	(74)	(9)	(13)	(101)
	87	420	8	85	901

Net cash provided by operating activities	$(1,178)	$8,738	$(3,280)	$10,658	$19,105

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months period Ended		Three months period Ended		Year Ended
	June, 30		June, 30		December 31,
	2021	2020	2021	2020	2020
	Unaudited				Audited
	U.S Dollars In thousands
Cash Flows from Investing Activities

Proceeds of investment in short term investments, net	$2,967	$(15,646)	$11,967	$-	$(7,646)
Purchase of property and equipment and intangible assets	(1,463)	(1,901)	(1,332)	(1,005)	(5,488)
Proceeds from sale of property and equipment	-	6	-	6	7
Acquisition of subsidiary (LLC), net (1)	(1,404)	-	-		-
Net cash used in investing activities	100	(17,541)	10,635	(999)	(13,127)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	10	20	3	15	64
Repayment of lease liabilities	(595)	(540)	(306)	(262)	(1,103)
Repayment of long-term loans	(206)	(247)	(85)	(124)	(492)
Proceeds from issuance of ordinary shares, net	-	24,895	-	-	24,895

Net cash provided by (used in) financing activities	(791)	24,128	(388)	(371)	23,364

Exchange differences on balances of cash and cash equivalent	88	(588)	13	(1,177)	(1,807)

Increase in cash and cash equivalents	(1,781)	14,737	6,980	8,111	27,535

Cash and cash equivalents at the beginning of the period	70,197	42,662	61,436	49,288	42,662

Cash and cash equivalents at the end of the period	$68,416	$57,399	$68,416	$57,399	$70,197

Significant non-cash transactions
Right-of-use asset recognized with corresponding lease liability	$588	$345	$286	$287	$539
Purchase of property and equipment	$748	$722	$748	$722	$722

Appendix A (1)	Six months period Ended June, 30 2021
Acquisition of a subsidiary that was first consolidated

Current Assets (exclusive of cash and cash equivalents)	(184)
Non Current Assets	(1,460)
Current Liabilities	240
(1,404)

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:	General

Kamada Ltd. (the “Company”) is a global specialty plasma-derived biopharmaceutical company with a diverse portfolio of marketed products, a robust development pipeline and industry-leading manufacturing capabilities. The Company’s strategy is focused on driving profitable growth from its current commercial products, its plasma-derived development pipeline and its manufacturing expertise, while evolving into a vertically integrated plasma-derived company. The Company’s two leading commercial products are GLASSIA® and KEDRRAB®. GLASSIA was the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the FDA. The Company markets GLASSIA in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited (“Takeda”) and in other countries through local distributors. Pursuant to an agreement with Takeda, the Company will continue to produce GLASSIA for Takeda through 2021 and Takeda will initiate its own production of GLASSIA for the U.S. market in 2021, at which point Takeda will commence payment of royalties to the Company until 2040. KEDRAB is an FDA approved anti-rabies immune globulin (Human) for post-exposure prophylaxis treatment. KEDRAB is being marketed in the U.S. through a strategic partnership with Kedrion S.p.A. The Company has additional four plasma-derived products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, Argentina, India and other countries in Latin America and Asia. The Company has two leading development programs; an inhaled AAT for the treatment of AAT deficiency for which the Company is currently conducting the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial and a plasma-derived hyperimmune immunoglobulin (IgG) product as a potential treatment for coronavirus disease (COVID-19). The Company leverages its expertise and presence in the Israeli pharmaceutical market to distribute in Israel more than 20 products that are manufactured by third parties and have recently added nine biosimilar products to its Israeli distribution portfolio, which, subject to EMA and the Israeli MOH approvals, are expected to be launched in Israel between the years 2022 and 2025.

Pursuant to the agreement with Takeda (as detailed on Note 17 of the Company’s annual financial statements as of December 31, 2020) the Company continues to produce Glassia for Takeda through 2021. Takeda will complete the technology transfer of Glassia and will initiate its own production of Glassia for the U.S. market in 2021. Accordingly, following the transition of manufacturing to Takeda, the Company will terminate the manufacturing and sale of Glassia to Takeda resulting in a significant reduction in revenues. Pursuant to the agreement, upon initiation of sales of Glassia manufactured by Takeda, Takeda will pay royalties to the Company at a rate of 12% on net sales through August 2025, and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually, for each of the years from 2022 to 2040. See note 3c below regarding a recent amendment to the agreement with Takeda.

These financial statements have been prepared in a condensed format as of June 30, 2021 and for the three months then ended (“interim consolidated financial statements”).

These financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2020 and for the year then ended and the accompanying notes (“annual consolidated financial statements”).

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2:	Significant Accounting Policies

a.	Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, “Interim Financial Reporting”.

b.	Implementation of new accounting standards:

The accounting policy applied in the preparation of the interim consolidated financial statements is consistent with that applied in the preparation of the annual consolidated financial statements, except for the following:

i.	Amendments to IFRS 9, IFRS 7, IFRS 16, IFRS 4 and IAS 39 regarding the IBOR reform:

In August 2020, the IASB issued amendments to IFRS 9, “Financial Instruments”, IFRS 7, “Financial Instruments: Disclosures”, IAS 39, “Financial Instruments: Recognition and Measurement”, IFRS 4, “Insurance Contracts”, and IFRS 16, “Leases” (the “Amendments”).

The Amendments provide practical expedients when accounting for the effects of the replacement of benchmark InterBank Offered Rates (IBORs) by alternative Risk Free Interest Rates (RFRs).

Pursuant to one of the practical expedients, an entity will treat contractual changes or changes to cash flows that are directly required by the reform as changes to a floating interest rate. That is, an entity recognizes the changes in interest rates as an adjustment of the effective interest rate without adjusting the carrying amount of the financial instrument. The use of this practical expedient is subject to the condition that the transition from IBOR to RFR takes place on an economically equivalent basis.

In addition, the Amendments permit changes required by the IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued, provided certain conditions are met. The Amendments also provide temporary relief from having to meet the “separately identifiable” requirement according to which a risk component must also be separately identifiable to be eligible for hedge accounting.

The Amendments include new disclosure requirements in connection with the expected effect of the reform on an entity’s financial statements, such as how the entity is managing the process to transition to the interest rate reform, the risks to which it is exposed due to the reform and quantitative information about IBOR-referenced financial instruments that are expected to change.

The Amendments are effective for annual periods beginning on or after January 1, 2021. The Amendments are to be applied retrospectively. However, restatement of comparative periods is not required. Early application is permitted.

The adoption of the Amendment does not have an effect on the Company’s financial statements.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2:	Significant Accounting Policies (continued)

b.	Implementation of new accounting standards (continued):

ii.	Amendment to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current

In January 2020, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements” (the “IAS 1 Amendment “) regarding the criteria for determining the classification of liabilities as current or non-current. The IAS 1 Amendment replaces certain requirements for classifying liabilities as current or non-current. Thus for example, according to the IAS 1 Amendment, a liability will be classified as non-current when the entity has the right to defer settlement for at least 12 months after the reporting period, and it “has substance” and is in existence at the end of the reporting period, this instead of the requirement that there be an “unconditional” right. According to the IAS1 Amendment, a right is in existence at the reporting date only if the entity complies with conditions for deferring settlement at that date. Furthermore, the IAS 1 Amendment clarifies that the conversion option of a liability will affect its classification as current or non-current, other than when the conversion option is recognized as equity.

The IAS 1Amendment is effective for reporting periods beginning on or after January 1, 2023 with earlier application being permitted. The IAS1 Amendment is applicable retrospectively, including an amendment to comparative data.

The Company has not yet commenced examining the effects of applying the IAS 1 Amendment on the financial statements.

iii.	Amendment to IAS 37, Provisions, Contingent Liabilities and Contingent Assets

In May 2020, the IASB issued an amendment to IAS 37, regarding which costs a company should include when assessing whether a contract is onerous (the “IAS 37 Amendment”). According to the IAS 37 Amendment, when assessing whether a contract is onerous, the costs of fulfilling a contract that should be taken into consideration are costs that relate directly to the contract, which include as follows:

-	Incremental costs; and
-	An allocation of other costs that relate directly to fulfilling a contract (such as depreciation expenses for fixed assets used in fulfilling that contract and other contracts).

The IAS 37 Amendment is effective retrospectively for annual periods beginning on or after January 1, 2022, in respect of contracts where the entity has not yet fulfilled all its obligations. Early application is permitted. Upon application of the Amendment, the entity will not restate comparative data, but will adjust the opening balance of retained earnings at the date of initial application, by the amount of the cumulative effect of the Amendment.

The Company has not yet commenced examining the effects of the IAS 37 Amendment on the financial statements.

iv.	Amendment to IAS 16, Property, Plant and Equipment

In May 2020, the IASB issued an amendment to IAS 16, “Property, Plant and Equipment” (the “IAS 16 Amendment”) The Amendment annuls the requirement by which in the calculation of costs directly attributable to fixed assets, the net proceeds from selling certain items that were produced while the Company tested the functioning of the asset should be deducted (such as samples that were produced when testing the equipment). Instead, such proceeds shall be recognized in profit or loss according to the relevant standards and the cost of the sold items will be measured according to the measurement requirements of IAS 2, Inventories.

The IAS 16 Amendment is effective for annual periods beginning on or after January 1, 2022. Early application is permitted. The IAS 16 Amendment shall be applied on a retrospective basis, including an amendment of comparative data, only with respect to fixed asset items that have been brought to the location and condition required for them to operate in the manner intended by management subsequent to the earliest reporting period presented at the date of initial application of the IAS 16 Amendment. The cumulative effect of the Amendment will adjust the opening balance of retained earnings for the earliest reporting period presented.

The Company has not yet commenced examining the effects of the Amendment on the financial statements.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3:	Significant events in the reportimg period

a.	Effects of the COVID-19 Pandemic Outbreak:

Following the global COVID-19 outbreak, there has been a decrease in economic activity worldwide, including Israel. The spread of the COVID-19 pandemic led, inter alia, to a disruption in the global supply chain, a decrease in global transportation, restrictions on travel and work that were announced by the State of Israel and other countries worldwide as well as a decrease in the value of financial assets and commodities across all markets in Israel and the world.

The Company’s business activity and commercial operation were affected by these factors, and the Company has taken several actions to ensure its manufacturing plant remains operational with limited disruption to its business continuity. The Company continues to maintain higher inventory levels of raw materials through its suppliers and service providers to appropriately manage any potential supply disruptions and secure continued manufacturing. In addition, the Company is actively engaging its freight carriers to ensure inbound and outbound international delivery routes remain operational and identify alternative routes, if needed.

The Company is complying with the State of Israel mandates and recommendations with respect to its work-force management and has taken several precautionary health and safety measures to safeguard its employees and continues to monitor and assess orders issued by the State of Israel and other applicable governments to ensure compliance with evolving COVID-19 guidelines.

While COVID-19 related disruption continues to have various effect on the Company’s business activities, commercial operation, revenues and operational expenses, as a results of the actions taken by the Company to date, its overall results of operations were not materially affected however, a number of factors, including but not limited to, continued effect of the factors mentioned above as well as, continued demand for the Company’s products, including GLASSIA and KEDRAB, in the U.S. market and its distributed products in Israel, financial conditions of the Company’s customer, suppliers and services providers, the Company’s ability to manage operating expenses, additional competition in the markets that the Company competes, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise, may have an effect on the Company’s future financial position and results of operations.

The financial impact of these factors cannot be reasonably estimated at this time due to substantial uncertainty but may materially affect our business, financial condition and results of operations. The Company assess the impact of the COVID-19 pandemic in a number of possible scenarios and concluded that there are no uncertainties that may cast significant doubt on its ability to continue as a going concern or affect significantly on the Company liquidity.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3:	Significant events in the reportimg period (continued)

b.	Acquisition of an FDA-Licensed Plasma Collection Center:

On March 31, 2021 the Company acquired the plasma collection center and certain related rights and assets from the privately-held B&PR of Beaumont, TX, USA. The plasma collection facility primarily specializes in the collection of hyper-immune plasma used for the Anti-D immunoglobulin, which is manufactured by the Company and distributed in international markets. The acquisition was consummated through Kamada Plasma LLC, a newly formed wholly owned subsidiary of the Company, which will operate the Company’s plasma collection activity in the U.S.

In consideration for the assets acquired, the Company committed to a pay a total amount of $1,654 thousands, of which $ 1,404 thousands was paid at the closing of the acquisition, and the balance in the amount of $250 thousands will be paid on March 31, 2022.

The Company incurred acquisition-related costs of $140 thousand related mainly to legal and other consulting fees. These costs were recorded in general and administrative expenses in the statement of profit and loss during 2020 and the first quarter of 2021.

Identifiable assets acquired and liabilities assumed:

U.S Dollars in thousands

Inventories	$184
Intangible assets (1)	1,378
Property, plant and equipment, net	82
Total acquired assets	1,644
Assumed liabilities	(240)
Net identifiable assets	$1,404

(1)	The fair value of intangible assets (FDA-License for plasma collection and goodwill) has been determined provisionally pending completion of an independent valuation. If new information is obtained within one year from the acquisition date about facts and circumstances that existed at the acquisition date, the Company will retrospectively adjust the relevant amounts that were recognized at the time of the acquisition.

c.	Amendment to GLASSIA® License Agreement with Takeda:

On March 31, 2021, the Company entered into an amendment to the Technology License Agreement with Takeda with respect to GLASSIA. Pursuant to the amendment, upon completion of the transition of GLASSIA manufacturing to Takeda, expected by the end of 2021, the Company will transfer to Takeda the GLASSIA U.S. Biologics License Application (BLA). In consideration for the BLA transfer, the Company will receive a $2,000 thousand payment from Takeda. In addition, the terms of the final sales-based milestone of $5,000 thousand due to Kamada under the license agreement were amended. As a result of such amendment the Company recognized the $5,000 thousand milestone as a revenue during the first quarter of 2021.

d.	Worforce Downsizing:

As a result of the transition of GLASSIA manufacturing to Takeda, Kamada initiated during the second quarter of 2021 a workforce downsizing program which is expected to continue through the beginning of the third quarter of 2021. During the second quarter of 2021 the Company accounted for $550 thousand of costs associated with termination benefits which were recorded as a one-time expense in the other operating expenses.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:	Operating Segments

a.	General:

The company has two operating segments, as follows:

Proprietary Products	-	Development, manufacturing, sales and distribution of plasma-derived protein therapeutics.

Distribution	-	Distribute imported drug products in Israel, which are manufactured by third parties.

b.	Reporting on operating segments:

	Six months period ended June 30, 2021
	Proprietary
	Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited

Revenues	$40,193	$8,946	$49,139
Gross profit	$16,666	$1,337	$18,003
Unallocated corporate expenses			(14,593)
Finance income, net			214
Income before taxes on income			$3,624

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:	Operating Segments (continued)

b.	Reporting on operating segments: (continued)

	Six months period ended June 30, 2020
	Proprietary
	Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited

Revenues	$47,942	$18,437	$66,379
Gross profit	$20,061	$2,505	$22,566
Unallocated corporate expenses			(13,741)
Finance income, net			647
Income before taxes on income			$9,472

	Three months period ended June 30, 2021
	Proprietary
	Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited

Revenues	$19,323	$4,916	$24,239
Gross profit	$8,264	$808	$9,072
Unallocated corporate expenses			(8,026)
Finance expenses, net			(109)
Income before taxes on income			$937

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:	Operating Segments (continued)

b.	Reporting on operating segments (continued):

	Three months period ended June 30, 2020
	Proprietary
	Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited

Revenues	$22,625	$10,464	$33,089
Gross profit	$9,691	$1,424	$11,115
Unallocated corporate expenses			(7,140)
Finance expenses, net			(127)
Income before taxes on income			$3,848

	Year Ended December 31, 2020
	Proprietary
	Products	Distribution	Total
	U.S Dollars in thousands
	Audited

Revenues	$100,916	$32,330	$133,246
Gross profit	$43,166	$4,386	$47,552
Unallocated corporate expenses			(28,315)
Finance expenses, net			(672)
Income before taxes on income			$18,565

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:	Operating Segments (continues)

c.	Reporting on operating segments by geographic region:

	Six months period ended June 30, 2021
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A and North America	$26,556	-	$26,576
Israel	5,588	8,946	14,534
Europe	3,394	-	3,394
Latin America	3,603	-	3,603
Asia	1,019	-	1,019
Others	33	-	33
	$40,193	$8,946	$49,139

	Six months period ended June 30, 2020
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A and North America	$40,460	$-	$40,460
Israel	2,005	18,437	20,442
Europe	3,287	-	3,287
Latin America	1,873	-	1,873
Asia	296	-	296
Others	21	-	21
	$47,942	$18,437	$66,379

	Three months period ended June 30, 2021
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A and North America.	$12,672		$12,672
Israel	3,602	4,916	8,518
Europe	967		967
Latin America	1,428		1,428
Asia	640		640
Others	14		14
	$19,323	$4,916	$24,239

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:	Operating Segments (continued)

c.	Reporting on operating segments by geographic region (continued):

	Three months period ended June 30, 2020
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A and North America	$17,256	$-	$17,256
Israel	1,417	10,464	11,881
Europe	2,733	-	2,733
Latin America	1,015	-	1,015
Asia	183	-	183
Others	21	-	21
	$22,625	$10,464	$33,089

	Year ended December 31, 2020
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Audited
Geographical markets
U.S.A and North America	$84,949	$-	$84,949
Israel	3,814	32,330	36,144
Europe	4,461	-	4,461
Latin America	6,867	-	6,867
Asia	766	-	766
Others	59	-	59
	$100,916	$32,330	$133,246

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5:	Financial Instruments

a.	Classification of financial instruments by fair value hierarchy:

Financial assets (liabilities) measured at fair value

	Level 1	Level 2
	U.S Dollars in thousands
June 30, 2021
Derivatives instruments	$-	$23

June 30, 2020
Derivatives instruments	$-	$560

December 31, 2020
Derivatives instruments	$-	$448

During the three months ended on June 30, 2021 there were no transfers due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.

- - -

Adjusted EBITDA
	Six months period ended		Three months period ended		Year ended
	June 30,		June 30,		December 31,
	2021	2020	2021	2020	2020
	In thousands
Net income	$3,624	$8,676	$937	$3,458	$17,140
Taxes on income	-	796	-	390	1,425
Financial expense (income), net	(214)	(647)	109	127	692
Depreciation and amortization expense	2,372	2,380	1,225	1,188	4,897
Non-cash share-based compensation expenses	370	588	155	330	977
Adjusted EBITDA	$6,152	$11,793	$2,426	$5,493	$25,131

Adjusted net income
	Six months period ended		Three months period ended		Year ended
	June 30,		June 30,		December 31,
	2021	2020	2021	2020	2020
	In thousands
Net income	$3,624	$8,676	$937	$3,458	$17,140
Share-based compensation charges	370	588	155	330	977
Adjusted net income	$3,994	$9,264	$1,092	$3,788	$18,117